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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  FORM 12B-25


                          Notification of Late Filing

                                                   Commission File Number 0-5751


(Check one):   (  ) Form 10-K       (  ) Form 11-K       (  ) Form 20-F
         (X) Form 10-Q    (  ) Form N-SAR

         For period ended                      NOVEMBER 30, 1993


( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

         For the transition period ended


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:




                                     PART I
                             REGISTRANT INFORMATION


         Full name of registrant        COMPREHENSIVE CARE CORPORATION

         Former name if applicable

                                        16305 SWINGLEY RIDGE DR., SUITE 100
         Address of principal executive office (Street and Number)

         City, State and Zip Code       CHESTERFIELD, MISSOURI  63017


                                    12b25-1





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                                    PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

( )       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( )       (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


                                    PART III

                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)



         "An extension is being filed at the request of the Company's Chairman of the Board. The Board is currently working on several matters which may require additional disclosure by the Company in the Form 10-Q."



                                    PART IV

                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.


       KERRI RUPPERT                            (314) 537-1288
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          (Name)                            (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            (X) Yes      (  ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             (X) Yes     (  ) No





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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         "Included in the earnings for the second quarter of fiscal 1993 is a gain of approximately $13.1 million from the sale of the remaining company's 48% interest of a subsidiary. No such gain is reported in the quarter ended November 30, 1993."





                        COMPREHENSIVE CARE CORPORATION
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date       January 13, 1994                 By /s/ KERRI RUPPERT
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                                            Kerri Ruppert, Vice President
                                            and Chief Accounting Officer





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